ARBOR COURT CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

ARBOR COURT CAPITAL, LLC
DECEMBER 31, 2016

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131   (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Arbor Court Capital, LLC
Broadview Heights, Ohio

We have audited the accompanying statement of financial condition of Arbor Court Capital, LLC (a Delaware corporation),   as of December 31, 2016, and the related statements of operations and changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Arbor Court Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbor Court Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Independent Member

B K R

INTERNATIONAL
Firms In Principal Cities Worldwide

The Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and the Supplement Schedule of Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Arbor Court Capital, LLC's financial statements. The supplemental information is the responsibility of Arbor Court Capital, LLC's management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, and the Supplement Schedule of Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants

Independence, Ohio
February 15, 2017

ARBOR COURT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Current Assets

Cash and cash equivalents	$	175,456
Accounts receivable		13,895
Prepaid CRD account		2,836
Prepaid expenses		18,940
Total Current Assets		211,127

Other Assets

Goodwill	22,500
Total Other Assets	22,500
Total Assets	$ 233,627

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued Expenses	$	1,200
Deferred Distribution Revenue		1,744
Total Liabilities		2,944

Member's Equity

Member's Equity	$ 230,683
Total Liabilities and Member's Equity	$ 233,627

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue

Compliance services	$ 5,555
Distribution services	70,047
Markup income	2,474
Prepaid Distribution Services	4,230
Fees	7,600
	89,906

Expenses

Website Archiving	3,678
Education	420
Contract Services	6,544
Payroll Expense	25,356
Electronic Social Media	1,265
Email	5,850
FINRA Licenses and Permits	800
FINRA Registration Fees	14,985
Insurance	1,268
Professional Fees - Accounting	6,650
Rent	3,996
Computer & Copy Expense	505
Telephone	400
Utilities	440
Bad Debt Expense	3,880
SIPC	260
Other Expenses	237
Total Expenses	76,534

Net Income (Loss) from Operations   13,372

Other Income

Other income	1,171
Interest income	88
Total Other Income	1,259

Net Income (Loss) $ 14,631

See accompanying notes to financial statements.

-4-

ARBOR COURT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Beginning Balance	$	216,052
Net Income		14,631
Ending Balance	$	230,683

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities:

Net income	$	14,631
Adjustments to reconcile net income to net cash provided by operating activities		-
(Increase) decrease in assets:		
Prepaid expenses and other current assets		(1,155)
Accounts receivable		4,564
Increase (decrease) in liabilies:		
Deferred Revenue		(600)
Accrued Expenses		-
Net Cash Provided by Operating Activities		17,440

Net Increase in Cash and Cash Equivalents — 17,440

Cash and Cash Equivalents - January 1, 2016 — 158,016

Cash and Cash Equivalents - December 31, 2016 — $ 175,456

Supplemental Disclosure of Cash Flow Information:

Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

ORGANIZATION

Arbor Court Capital, LLC (the Company) is a FINRA registered broker dealer whose primary function is to serve as distributor for mutual funds. The broker dealer functions as distributor whose job is to review mutual funds advertising for adherence to FINRA compliance standards, to engage other dealers in order to place our client's funds onto brokerage platforms, and to provide new mutual funds with membership into the National Securities Clearing Corporation (NSCC) in order to access to the FundSERV platform. NSCC membership is a time consuming application process, however, the firm is experienced with the process and FundSERV eligibility will allow the Company's mutual fund clients to clear mutual fund transactions electronically across the most popular brokerage platforms on Wall Street.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company. Its member is taxed on the Company's taxable income. No provision for federal or state income taxes has been included in the financial statements.

Reporting periods ending December 31, 2013, December 31, 2014, December 31, 2015 and December 31, 2016 are subject to examination by major taxing authorities.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2016, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2016.

ARBOR COURT CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2016

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Receivable
The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts was $0 at December 31, 2016.

Revenue Recognition
Revenue is recognized using the accrual basis of accounting. The Company invoices each client at the end of the month. This invoice includes out of pocket expenses occurred during the month and the client's monthly fee.

COMMITMENTS / RELATED PARTY

The Company's affiliate, Mutual Shareholder Services LLC ("MSS"), has an expense sharing agreement for office facilities in Suite 400. This expense sharing agreement covers the cost of rent, offices supplies, insurance, utilities, telephone, computer usage, and copy machines. The monthly fee for these expenses is $500. As of December 31, 2016 Arbor Court Capital, LLC owes $0 to MSS.

NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, Arbor Court Capital, LLC had net capital of $172,512 which was $167,512 in excess of its required net capital of $5,000. Arbor Court Capital, LLC's ratio of aggregate indebtedness to net capital was 1.7%.

EXEMPTION FROM RULE 15c3-3

The Company acts as a broker or dealer with limited business activities. The Company operates under Section (k)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which may, from time to time exceed the federally insured level.

SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events on the Company through the issuance of these financial statements dated February 15, 2017 and has noted no such events requiring disclosure.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

ARBOR COURT CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

ARBOR COURT CAPITAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

Net Capital

Total members' equity from statement of financial condition	$	230,683
Less: Non-allowable assets:		
Prepaid Expenses		(21,776)
Accounts receivable		(13,895)
Goodwill		(22,500)
		(58,171)
Net Capital		172,512

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses		2,944

Computation of Basic Net Capital Requirement -

6 2/3% of Aggregate Indebtedness	$	196
Minimum Required Net Capital	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	167,512
Excess Net Capital at 1,000%	$	172,218
Ratio of Aggregate Indebtedness to Net Capital		1.7%

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2015, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I Computation is not required as there are no material differences